BART BARTHOLDT
(206) 340-9647
August 12, 2005	bbartholdt@grahamdunn.com

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street NW

Judiciary Plaza

Washington, D.C. 20549-1004

ATTN:	Mr. John Spitz

  Division of Corporation Finance

  Mail Stop 4561

Re:	Mountain Bank Holding Company

Item 4.02 Form 8-K

Filed March 9, 2005

File No. 000-28394

Dear Mr. Spitz:

We are in receipt of the Commission’s letter dated August 9, 2005, regarding the Form 8-K filed by Mountain Bank Holding Company (the “Company”) on March 9, 2005 and the Form 10-K filed by the Company on March 21, 2005. We are responding below to the requests for information and comments set forth in such letter, a copy of which is enclosed for your convenience.

Comment No. 1. The Company was advised on January 21, 2005 that McGladrey & Pullen, LLP, the Company’s independent accountants (“McGladrey”) had reached the preliminary conclusion that the Company had, under applicable accounting principles, not correctly recorded the benefit obligations for its executive retirement plans (the “SERPs”). This conclusion was based on certain provisions of the SERPs regarding the timing of the participants’ rights to benefits. The Company commenced a due diligence review of the SERPs, including the accrual information that had been provided to it by the company that had assisted the Company in structuring and implementing the SERPs (the “Outside Provider”), and discussions with McGladrey and the Company’s outside counsel. The Company conducted several discussions with McGladrey regarding the timing, nature and extent of the error in recording the SERP benefit obligations, and the extent of the necessary financial statement revisions and whether such revisions were material. On March 3, 2005, the Company’s Audit Committee and Board of Directors determined, after considering analysis from the Outside Provider, the Company’s legal counsel, and discussing the situation in detail with McGladrey, that restatement was necessary.

Securities and Exchange Commission

August 12, 2005

Based on the above, any disclosure made before the Audit Committee and Board of Directors meetings held March 3, 2005, would have been premature and potentially misleading to the public, since no conclusion had yet been reached that a restatement was necessary.

Comment No. 2. The Company accomplished restatement of the quarterly financial reports for the periods ended September 31, 2004, June 30, 2004, and March 31, 2004 in the Form 8-K filed March 9, 2005. Based upon an example of a similar previous filing provided by McGladrey, the Company believes that no further action is required, including the filing of amended Forms 10-Q.

Comment No. 3. The Company complied with the requirements of Item 4.02(b) in the first three paragraphs of the disclosure set forth in the Form 8-K under the heading “Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.” In order to provide additional disclosure summarizing the effect of the restatement, the Company voluntarily exceeded the disclosure requirements of Item 4.02(b), by including summary information regarding the cumulative effect of the restatement, under the same heading as the information required by Item 4.02(b). The letter of McGladrey & Pullen attached to the Form 8-K as Exhibit 7.01 states that McGladrey & Pullen agrees with the statements made by the Company “concerning our firm in response to Item 4.02(b).” This language is intended to limit the scope of the McGladrey letter to that information in the Item 4.02(b) response (the first three paragraphs, each of which discusses the role and actions of McGladrey & Pullen) that is specifically required by Item 4.02(b). The McGladrey letter is not required to, and is not intended to, extend to the financial summary of the cumulative effect of the restatement.

Comments No. 4 and 5. The Company will file a Form 10-K/A in which the third paragraph of Item 9A is amended to read as follows:

“The Company’s president and chief executive officer and principal financial officer have concluded that, because the material weakness in the Company’s internal control over financial reporting identified by McGladrey & Pullen, LLP and discussed above, existed as of December 31, 2004, the Company’s disclosure controls and procedures were not effective as of such date. In light of the revision of the Company’s controls relating to the calculation of executive retirement liability as described above, the president and chief executive officer and chief financial officer believe that management appropriately modified our internal controls and remediated the material weakness during the first quarter of 2005. Except as stated above, there have been no changes in our internal controls over financial reporting during our most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Securities and Exchange Commission

August 12, 2005

Comment No. 6. The statement in Note 1 to the Consolidated Financial Statements of the Company that management determined that the accounting for executive retirement agreements “[d]uring the fourth quarter of 2004” is an inadvertent error. The January 21, 2005 date set forth the Form 8-K is correct. The intent of the subject sentence was that management’s determination that the accounting of the SERPs required revision occurred during the preparation of the fourth quarter 2004 financial information, which preparation occurred in the first quarter of 2005. The date that the need for financial statement revision was determined, although material for purposes of the Form 8-K (where it is correctly stated), is not material to the Consolidated Financial Statements or the Form 10-K, and the Company requests that it not be required to refile amended Consolidated Financial Statements merely to correct an inadvertent and immaterial error.

After the Commission’s staff has reviewed the responses and proposed actions set forth above, and indicated that such responses and proposed actions adequately address the matters set forth in your letter of August 9, 2005, the Company will promptly file a Form 10-K/A revising Item 9A.

Please direct any comments or questions to me (206-340-9647) or in my absence to Stephen M. Klein (206-340-9648).

Thank you for your assistance.

Sincerely,

GRAHAM & DUNN PC

/s/ Bart Bartholdt
Bart Bartholdt
BEB/beb

Enclosure

cc:	Amit Pande, Assistant Chief Accountant, Securities and Exchange Commission (w/Encl)

Sheila Brumley, Mountain Bank Holding Company (w/Encl)

Cathy Sorensen, McGladrey & Pullen, LP (w/Encl)

Stephen M. Klein, Esq. (w/Encl)